Press release
For immediate release
June 14 2007

VIRGINIA: SIGNING OF A CA$1,050,000 AGREEMENT WITH BREAKWATER RESOURCES

Virginia Mines Inc. ("Virginia")(TSX:VGQ) announces the signing of an agreement with Breakwater Resources Ltd. ("Breakwater") on the Trieste property, located in the James Bay region, province of Quebec. The property consists of two blocs of claims totalling 183 claims.

Under the terms of the agreement, Breakwater has the option to acquire a 50% interest in the Trieste property, in exchange for CA$1 million exploration work before May 8, 2011, and payments totalling $50,000. Virginia will be the operator.

The Trieste property is located within the La Grande Archean volcano-sedimentary belt and covers an assemblage of mafic to felsic volcanics, iron formations, and a synvolcanic intrusion. Many electromagnetic (EM) conductors remain unexplained and VMS-type, mineralized showings returned values of up to 2.6% Zn within the volcanic sequence. An arsenopyrite-rich boulder also returned 20 g/t Au. Geological mapping and prospecting is also planned during the summer of 2007.

About Breakwater

Breakwater is a mineral resource company engaged in the acquisition, exploration, development and mining of base metal and precious metal deposits in the Americas. Breakwater has three producing zinc mines: the Myra Falls mine in British Columbia, Canada; the El Mochito mine in Honduras; and the El Toqui mine in Chile. The Company is developing the Langlois mine in north- western Quebec, Canada. Commercial production is expected by mid-2007. Breakwater is listed on the TSX under the ticker BWR.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $46,432,689 and 26,425,198 shares issued and outstanding as of February 28, 2007. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events